Filed by Republic Royalty Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                      of the Securities and Exchange Act of 1934
                                      Subject Company:  Republic Royalty Company
                                      Commission Correspondence Number:132-02212



     The following draft of legal opinion of Thompson & Knight LLP was provided to counsel for Energy Trust LLC, the investment manager for the Republic ORRI Owners, on January 28, 2003 in connection with the proposed reorganization of Republic Royalty Company and the subsequent combination of the business and properties of Republic, among others, into Dorchester Minerals, L.P.

                     [ERISA and Tax Opinion on Combination]
                                January 31, 2003



Republic Royalty Company, L.P.
3738 Oak Lawn Avenue, Suite 300
Dallas, Texas  75219

Energy Trust LLC
551 Fifth Avenue, 37th Floor
New York City, New York 10176-3799


     Re: Merger of Republic Royalty Company, L.P. into Dorchester Minerals, L.P.

Ladies and Gentlemen:

     We have acted as counsel to Republic Royalty Company, L.P., a Texas limited partnership ("Republic"), in connection with the preparation and filing of the proxy statement/prospectus forming a part of the registration statement on Form S-4 and the amendments and supplements thereto (collectively, the "Registration Statement"), filed by Dorchester Minerals, L.P., a Delaware limited partnership ("DMLP"), with the Securities and Exchange Commission on October 30, 2002. The Registration Statement describes a transaction in which Republic will be merged into DMLP (the "Combination"), with the Republic limited partners receiving common units of DMLP in exchange for their limited partnership interests. Among the limited partners of Republic receiving common units in DMLP will be those parties listed on Exhibit A attached hereto (the "Limited Partners").

     In our capacity as counsel to Republic, we have been requested to render certain opinions concerning the application to the Combination of certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Our opinions are based on the provisions of the Code and ERISA, as well as regulations and other relevant interpretive authority, in existence as of the date of this opinion, any of which could be changed at any time, with or without retroactive effect. Subsequent amendments or changes in the Code, ERISA, regulations or other relevant interpretive authority (which may be retroactive in application) may alter the opinions expressed herein. Based on the foregoing, and on the representations and statements of fact contained in the Registration Statement and the assumptions made herein, and subject to the limitations set forth herein, it is our opinion that:

     1. As to those Limited Partners which are employee benefit plans subject to ERISA and Section 4975 of the Code (the "Plans"), the Combination will not be a prohibited transaction within the meaning of Sections 4975(c)(1)(A) through (D) of the Code, or Section 406(a) of Title I of ERISA.

     2. Immediately following the Combination, the assets of DMLP will not be classified as "plan assets" under the Department of Labor Regulation Section 2510.3-101 (the "Plan Asset Regulation") because the common units in DMLP received by the Plans as a result of the Combination will qualify as "publicly-offered securities" as defined in section (b)(2) of the Plan Asset Regulation.

     3. No unrelated business taxable income ("UBTI") under Section 511 of the Code will be realized by the Plans as a result of the Combination.

     The foregoing opinions are subject to and are qualified in all respects by the following:

     (a) The opinions expressed herein are limited in all respects to the federal laws of the United States of America.

     (b) We have assumed that no person who is a "party in interest" within the meaning of Section 3(14) of ERISA or a "disqualified person" within the meaning of Section 4975(e)(2) of the Code with respect to the Plans owns or will own directly or indirectly as a result of the Combination 50% or more of the capital or profits interests of either Republic or DMLP.

     (c) We have assumed that Republic and its general partners have not heretofore become "fiduciaries" under Section 3(21) of ERISA or under Section 4975(e)(3) of the Code with respect to the Plans.

     (d) We have assumed that Energy Trust LLC is a qualified professional asset manager with respect to each Plan, as defined in Prohibited Transaction Exemption 84-14 adopted by the Department of Labor effective December 31, 1982, and is acting in such capacity on behalf of the Plans with respect to the Combination.

     (e) We have assumed that DMLP will have more than 100 partners independent of DMLP and of each other immediately after the Combination.

     (f) We are unable to express an opinion as to whether the Combination will constitute or result in non-exempt prohibited transactions within the meaning of
Section 4975(c) of the Code or Section 406 of ERISA solely as a result of any actions taken by the Plans or their representatives or any other person or entity other than Republic or DMLP or their respective general partners.

     (g) We have assumed that the Plans are exempt from federal income taxation under Section 501(a) of the Code.

     (h) We have assumed that none of the Plans now owns or will hereafter own, directly or indirectly, 50% or more of the capital or profits interests in Republic or DMLP.

     (i) We have assumed that Republic has not and DMLP will not incur any obligation or liability to any person to pay the costs incurred in exploring, developing and operating any of the mineral or royalty interests held by Republic or DMLP or participate in the operations of any such properties.

     (j) We have assumed that the mineral and royalty interests held by Republic have been and those held by DMLP will be treated as non-operating mineral rights under the laws of any state having jurisdiction over such properties.

     (k) The opinions expressed herein are made as of the date hereof, and we assume no, and expressly disclaim any, obligation to update or supplement such opinions to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur which might affect any matters or opinions set forth herein.

     (l) The opinions expressed herein are strictly limited to the matters stated herein, and no other opinions may be implied.

     This opinion is being provided at your request and is furnished to you for your use in connection with the Combination. It may be relied upon by you and by the Plans for that limited purpose, and may not be relied upon or utilized by any other party for any purpose. No other use or distribution of this opinion may be made without our prior written consent.


                                              Very truly yours,

                                              THOMPSON & KNIGHT L.L.P.



                                              By:
                                                 Thornton Hardie, III, Partner

TH/KQ
069041 000003 DALLAS 1541178.2

                                    EXHIBIT A

                                Limited Partners



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